Ex-99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX / PGH, NYSE

Pengrowth Energy Trust Announces Closing of Trust Unit Offering

(Calgary, November 6, 2002) – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that it has closed the previously announced issue of 17,500,000 trust units (10,000,000 trust units in Canada and 7,500,000 trust units in the United States) at a price of Cdn$14.00 (US$ 8.93) per trust unit to raise gross proceeds of Cdn$245.0 million (US$156.3 million). Pengrowth has also granted the Underwriters an over-allotment option to purchase up to an additional 15% of the issue, exercisable, in whole or in part, within 30 days. RBC Capital Markets is the global coordinator of the offering and the lead manager and book-runner of the offering in Canada. Lehman Brothers and RBC Capital Markets are the joint lead managers and book-runners of the offering in the United States.

The net proceeds of the issue will be used to repay indebtedness of Pengrowth Corporation incurred to fund the recent acquisition of oil and natural gas producing properties in northeastern British Columbia.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the trust units described herein, nor shall there be any sale of these trust units in any province, state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933 may be obtained from either RBC Capital Markets, 1100 Bankers Hall West, 888-3rd Street S.W., Calgary, Alberta T2P 5C5 or Lehman Brothers Inc., 745 Seventh Avenue, New York, New York 10019.

Pengrowth Corporation
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary       E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650        Toll-Free: 1-800-223-4122       Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto       E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748       Toll-Free: 1-888-744-1111       Facsimile: (416) 362-8191